UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2011

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: October 31, 2011

For immediate release

October 31, 2011

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586

Announcement Regarding the Establishment of Sales Subsidiary in Slovenia

Makita Corporation (Head office: Anjo, Aichi Prefecture, Japan) announces that it established in August 2011 a sales subsidiary in Slovenia with the aim of strengthening Makita’s product distribution and after-sales service structures in the Balkans and its neighboring countries: the newly established subsidiary plans to start operation in November 2011.

1. Reasons for the Establishment of the New Subsidiary

So far, Makita’s sales activities targeted at customers in the Balkans and its neighboring countries have been conducted from Austria. In order to ensure more speedy supply of our products and parts and to further strengthen our after-sales service structure in this region, we have decided to establish a subsidiary in Slovenia, which is an EU member state bordering the Adriatic Sea and therefore is in a convenient location for transportation and logistics.

As a result of the founding of the sales subsidiary in Slovenia, Makita currently operates 48 overseas subsidiaries (including 25 in Europe).

2. Outline of the New Subsidiary

1.	Company name	MAKITA d.o.o.
2.	Location	Brnčičeva 49, SI-1231 Ljubljana-Črnuče SLOVENIA
3.	Representative	Minoru Tanaka
4.	Description of business	Sales and after-sales service of electric power tools, outdoor power equipment and spare parts
5.	Capital	5 million euro
6.	Makita Ownership	100%
7.	Establishment	August 11, 2011
8.	Operating start	November 1, 2011
9.	Number of employees	Initially 30 (including 3 Japanese)